[Letterhead of Wilson Sonsini Goodrich & Rosati, P.C.]

August 21, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kevin Kuhar, Division of Corporation Finance

Re:	Integrated Silicon Solution, Inc.

Form 10-K for fiscal year ended September 30, 2008

Form 10-Q for fiscal quarter ended March 31, 2009

Commission File No. 0-23084

Ladies and Gentlemen:

On behalf of Integrated Silicon Solution, Inc. (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated July 31, 2009 relating to the Company’s Form 10-K for the fiscal year ended September 30, 2008 and Form 10-Q for the fiscal quarter ended March 31, 2009.

If you should have any questions or additional comments regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta
J. Robert Suffoletta, Esq.

Enclosure

INTEGRATED SILICON SOLUTION, INC.

MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE

COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER

DATED JULY 31, 2009

This Memorandum sets forth the response of Integrated Silicon Solution, Inc. to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated July 31, 2009.

This Memorandum is being filed via EDGAR. For your convenience, we have incorporated the Staff’s comments in bold typeface before our responses.

SEC Comment No. 1

Form 10-K for the Fiscal Year Ended September 30, 2008

Financial Statements, page 43

Note 1. Organization and Significant Accounting Policies, page 51

Valuation of Long-lived Assets and Certain Identifiable Intangibles, page 53

We note that you performed an assessment of your goodwill in the fourth quarter of 2008 and determined that all of your goodwill was impaired. Please tell us about your consideration of paragraphs 8 and 9 of SFAS 144. If you performed an impairment test, please tell us about this test and its results. If you did not perform an impairment test, please tell us why.

Response to Comment No. 1

We evaluate the recoverability of property, plant and equipment and identifiable intangible assets in accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 paragraph 8 states that “A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” SFAS 144 paragraph 9 states that “When a long-lived asset (asset group) is tested for recoverability, it also may be necessary to review depreciation estimates and method as required by FASB Statement No. 154, “Accounting Changes and Error Corrections”, or the amortization period as required by FASB Statement No, 142, “Goodwill and Other Intangible Assets.” We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property, plant and equipment and identifiable intangible assets exceed their fair values. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life is compared against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets would be written down to their estimated fair values. We performed an impairment test in accordance with SFAS 144 as of the end of fiscal 2008. Based on the estimated future cash flows, we determined that our applicable assets were not impaired under SFAS 144.

SEC Comment No. 2

Revenue Recognition and Accounts Receivable Allowances, page 54

We note that because of agreements granting distributors the right to return unsold products and price rebates on unsold products you defer recognizing revenue on sales made to these distributors until the distributors sell the products to a third party. Please revise future filings to summarize the significant terms of your sales arrangements with distributors, including the return, price protection and stock rotation rights you grant; the situations under which the distributors may exercise those rights; and whether returns or price protection credits are capped to a certain percentage of sales price or margins. Please also tell us whether any of your arrangements with distributors would allow or require you to grant price concessions below the cost of the product.

Response to Comment No. 2

We will revise our disclosure in future filings to summarize the significant terms of our sales arrangements with distributors as requested by the Staff.

In response to the Staff’s question, we advise the Staff that certain of our distributor arrangements would allow or require us to grant price concessions below the cost of the product. Also, please see our response to comment no. 3.

SEC Comment No. 3

Please tell us and disclose in future filings your policies for testing and accounting for the impairment of the deferred cost of sale amounts related to the inventory still held by distributors which may be returned to you or for which you might grant a price concession below cost.

Response to Comment No. 3

In response to the Staff’s comment, we advise the Staff that on a quarterly basis, we analyze the inventory at distributors for lower of cost or market, obsolescence, or other issues and record a current period charge as necessary. The valuation of inventory at distributors is done in a manner consistent with the inventory on our books.

We will revise our future filings to disclose the foregoing policy as requested by the Staff.

SEC Comment No. 4

Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred margin caption of your balance sheets as of September 30, 2008 and March 31, 2009. In addition, as we note that impairments of the deferred costs and credits for changes in selling prices may be reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred distributor income liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Response to Comment No. 4

As requested by the Staff, we advise the Staff that as of September 30, 2008 and March 30, 2009, we had deferred revenue of $5.4 million and $3.1 million, respectively, and deferred cost of sales of $2.1 million and $1.3 million, respectively. We note that our deferred revenue has been 2% or less of our annual total revenue at the end of our last several fiscal years. In addition, as a percentage of revenue, the deferred amount has been relatively constant from quarter to quarter. Accordingly, we do not believe that disclosure of such amounts or changes in such amounts would be material to investors and we do not believe that impairments of the deferred costs and credits for changes in selling prices has been reasonably likely to have a material impact on our results of operations, liquidity or capital resources. If, in future periods, such amounts or changes or trends in such amounts are material as contemplated by Item 303 of Regulation S-K, we will add appropriate disclosure in future filings.

SEC Comment No. 5

Item 9A. Controls and Procedures, page 81

We note your statement that your “disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to [y]our management.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response to Comment No. 5

We will revise our disclosure in future filings as requested by the Staff.

SEC Comment No. 6

Item 11. Executive Compensation, page 83

We note your Compensation Discussion and Analysis disclosure that you have incorporated by reference beginning on page 26 of your proxy statement. We believe that investors will benefit from a more insightful analytical discussion of how you arrived at the particular levels and forms of compensation paid in 2008 and why you believe your compensation decisions are consistent with your overall compensation objectives and philosophies. Consistent with the requirements of Item 402(b) of Regulation K-K, please provide a complete qualitative and quantitative discussion linking your compensation objectives and policies with the actual amounts paid to your named executive officers. To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the ample amount of publicly available guidance the Division of Corporation

Finance has issued in this regard, most recently, Director White’s October 21, 2008 speech, entitled “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009,” which is available at our website. In drafting future executive compensation disclosure, please consider providing a more complete description of your executive compensation practices in the additional following areas:

•	appropriate analysis and insight into how the Committee determined specific payouts without using boilerplate disclosure or jargon in this section;

•

appropriate disclosure of the specific items of corporate performance that are taken into consideration in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items.

•

replace vague disclosure with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to “specified financial and business objectives,” “individual performance achievements” and “performance goals,” please disclose with specificity how you define those terms.

Response to Comment No. 6

We will expand our future Compensation Discussion and Analysis disclosure to address the items noted by the Staff.

SEC Comment No. 7

We note your statement on page 26 that “[i]n establishing our overall program for executive compensation, the Compensation Committee works closely with our senior management including our Chief Executive Officer and Executive Chairman.” In future flings, please expand your disclosure to describe the specific role of management in setting its own compensation. See Item 402(b)(2)(xv) of Regulation S-K.

Response to Comment No. 7

We will expand our future Compensation Discussion and Analysis disclosure to address the items noted by the Staff.

SEC Comment No. 8

With regards to your compensation consultant please clarify who engaged the consultant, the committee, the named executives or the entire board. Also, we note the reference on page 27 that “Set forth on Exhibit A is a list of the companies that were included in the industry data...;” however the exhibit appears to be missing. In future filings, please identify the surveys you used and their components, including component companies, the elements of compensation that are benchmarked and how such benchmarks are determined. For example, we note you say you were “on the lower end of comparable companies,” please disclose where you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise. See Item 402(b)(2)(xiv) of Regulation S-K.

Response to Comment No. 8

We will revise our future Compensation Discussion and Analysis disclosure to address the items noted by the Staff.

SEC Comment No. 9

We note that you refer on page 28 to “performance goals” and “performance metrics;” however, you have not disclosed the specific performance goals and metrics to be obtained in order for your named executive officers to earn their respective bonuses. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals and metrics, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response to Comment No. 9

As requested by the Staff, in our future Compensation Discussion and Analysis disclosure, we will either disclose the specific performance goals and metrics or provide a detailed explanation as to why such disclosure would result in competitive harm. If the performance goals and metrics are omitted, we will include the appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K and the other disclosure noted in the Staff’s comment.

SEC Comment No. 10

We refer to your disclosure on page 29 of equity compensation awards. In future filings, please include substantive analysis and insight into how your compensation committee made its equity-based compensation determinations with respect to each named executive officer including description of the elements of individual performance and contribution that are taken into account in granting these options. Your future filings also should clarify the reasons for the relative size of the grants among the officers.

Response to Comment No. 10

We will address the items noted by the Staff in our future Compensation Discussion and Analysis disclosure.

SEC Comment No. 11

Exhibit 31.1 and 31.2

11.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response to Comment No. 11

We will revise our certifications in future filings as requested by the Staff.

SEC Comment No. 12

Form 10-Q for the Fiscal Quarter ended March 31, 2009

Item 4. Controls and Procedures, page 25

We note your disclosure that your chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective “to ensure that the information [you] are required to disclose in reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response to Comment No. 12

We will revise our disclosure in future filings (including our Form 10-Q for June 30, 2009 quarter) so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

General Matters

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Integrated Silicon Solution, Inc.

By:	/s/ John M. Cobb
John M. Cobb
Title:	Vice President and Chief Financial Officer

Date:	August 21, 2009